# SEC Schedule 13D/A (Amendment No. 63) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EchoStar CORP, CIK 0001415404
CUSIP: 278768106
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 9601 South Meridian Boulevard, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 12/22/2025
Amends the filing with accession number 0001035704-08-000013
Filed by CIK 0000904548
Persons authorized to receive notices and communications: Dean A. Manson, CLO, 9601 S. Meridian Blvd., Englewood, Colorado (CO), 80112, 303-723-1000

## Reporting persons
- Charles W. Ergen (CIK 0000904548): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 16,288,458; shared voting power 132,391,028; sole dispositive power 16,288,458; shared dispositive power 132,391,028; aggregate amount beneficially owned 148,679,486 (51.3% of the class)
  Comment: (1) All share amounts include shares of Class A Common Stock, $0.001 par value per share ('Class A Common Stock') and Class B Common Stock, $0.001 par value per share ('Class B Common Stock') of EchoStar Corporation ('EchoStar'). The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
  
  (2) Sole Voting Power and Sole Dispositive Power totals consist of: (i) 11,140,269 shares of Class A Common Stock beneficially owned directly by Mr. Ergen; (ii) 11,367 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network Corporation ('DISH Network') 401(k) Employee Savings Plan (the 'DISH Network 401(k) Plan'); (iii) 2,087,989 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 1,497,478 shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days after December 19, 2025; and (v) 1,551,355 shares of Class A Common Stock held by CONX Corp. ('CONX') and beneficially owned indirectly by Mr. Ergen through nXgen Opportunities, LLC ('nXgen'), which controls CONX.
  
  (3) Shared Voting Power and Shared Dispositive Power totals consist of: (i) 213 shares of Class A Common Stock beneficially owned directly by Mr. Ergen's spouse, Cantey M. Ergen; (ii) 1,276 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 11,921 shares of Class A Common Stock beneficially owned by one of Mr. Ergen's children; (iv) 766,443 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mr. Ergen is an officer and for which he shares voting and dispositive power with Mrs. Ergen; (v) 2,350,696 shares of Class A Common Stock and 57,591,752 shares of Class B Common Stock held by Telluray Holdings, LLC ('Telluray Holdings'), for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings; (vi) 3,306,885 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year May 2024 SATS GRAT (the '2024 May GRAT'); (vii) 18,561,842 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year July 2024 SATS GRAT (the '2024 July GRAT'); (viii) 25,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year May 2025 SATS GRAT (the "2025 May GRAT"); (ix) 16,800,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year June 2025 SATS GRAT (the "2025 June GRAT"); and (x) 8,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year July 2025 SATS GRAT (the '2025 July GRAT').
  
  (4) Percent of Class Represented is based on 157,193,793 shares of Class A Common Stock outstanding on December 19, 2025 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mr. Ergen into Class A Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, December 19, 2025. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 90.4 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, December 19, 2025). Pursuant to the Amended and Restated Support Agreement dated as of October 2, 2023 (the 'Amended Support Agreement', see Exhibit E), Mr. Ergen and certain other Reporting Persons have agreed not to vote, or cause or direct to be voted, the Class A Common Stock beneficially owned by them, other than with respect to any matter presented to the holders of Class A Common Stock on which holders of Class B Common Stock are not entitled to vote, for three years following the closing of the merger between EchoStar and DISH. As a result, Mr. Ergen's effective total voting power in such circumstances as of December 19, 2025 is approximately 89.5 percent.
- Cantey M. Ergen (CIK 0001138538): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 131,622,926; shared voting power 15,569,344; sole dispositive power 71,680,478; shared dispositive power 75,511,792; aggregate amount beneficially owned 147,192,270 (51% of the class)
  Comment: (1) All share amounts include shares of Class A Common Stock and Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
  
  (2) Sole Voting Power shares consist of: (i) 213 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 1,276 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 10,262 shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mrs. Ergen has the right to acquire beneficial ownership of such shares within 60 days after December 19, 2025; (iv) 2,350,696 shares of Class A Common Stock and 57,591,752 shares of Class B Common Stock held by Telluray Holdings, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings; (v) 3,306,885 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2024 May GRAT; (vi) 18,561,842 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2024 July GRAT; (vii) 25,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2025 May GRAT; (viii) 16,800,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2025 June GRAT; and (ix) 8,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the July 2025 GRAT. Mrs. Ergen exercises voting power with respect to Telluray Holdings and each of the 2024 May GRAT, the 2024 July GRAT, the 2025 May GRAT, the 2025 June GRAT and the 2025 July GRAT independently and, with respect to the 2024 May GRAT, the 2024 July GRAT, the 2025 May GRAT, the 2025 June GRAT and the 2025 July GRAT, in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.
  
  (3) Shared Voting Power shares consist of: (i) 11,140,269 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen's spouse, Mr. Ergen; (ii) 11,367 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 2,087,989 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 11,921 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen's children; (v) 766,443 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; and (vi) 1,551,355 shares of Class A Common Stock held by CONX and beneficially owned indirectly by Mr. Ergen through nXgen, which controls CONX.
  
  (4) Sole Dispositive Power shares consist of: (i) 213 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 1,276 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 10,262 shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mrs. Ergen has the right to acquire beneficial ownership of such shares within 60 days after December 19, 2025; (iv) 3,306,885 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2024 May GRAT; (v) 18,561,842 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2024 July GRAT; (vi) 25,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2025 May GRAT; (vii) 16,800,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2025 June GRAT; and (viii) 8,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the July 2025 GRAT. Mrs. Ergen exercises dispositive power with respect to each of the 2024 May GRAT, the 2024 July GRAT, the 2025 May GRAT, the 2025 June GRAT and the 2025 July GRAT independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.
  
  (5) Shared Dispositive Power shares consist of: (i) 11,140,269 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen's spouse, Mr. Ergen; (ii) 11,367 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 2,087,989 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 11,921 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen's children; (v) 766,443 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; (vi) 2,350,696 shares of Class A Common Stock and 57,591,752 shares of Class B Common Stock held by Telluray Holdings, for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings; and (vii) 1,551,355 shares of Class A Common Stock held by CONX and beneficially owned indirectly by Mr. Ergen through nXgen, which controls CONX.
  
  (6) Percent of Class Represented is based on 157,193,793 of Class A Common Stock outstanding on December 19, 2025 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mrs. Ergen into Class A Common Stock and giving effect to the exercise of options held by Mrs. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, December 19, 2025. Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 90.4 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock and giving effect to the exercise of options held by Mrs. Ergen that are either exercisable as of, or may become exercisable within 60 days after, December 19, 2025). Pursuant to the Amended Support Agreement (see Exhibit E), Mrs. Ergen and certain other Reporting Persons have agreed not to vote, or cause or direct to be voted, the Class A Common Stock beneficially owned by them, other than with respect to any matter presented to the holders of Class A Common Stock on which holders of Class B Common Stock are not entitled to vote, for three years following the closing of the merger between EchoStar and DISH. As a result, Mrs. Ergen's effective total voting power in such circumstances as of December 19, 2025 is approximately 89.5 percent.
- Ergen Two-Year December 2023 SATS GRAT (CIK 0002006151): type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ergen Two-Year May 2024 SATS GRAT: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,306,885; shared voting power 0; sole dispositive power 3,306,885; shared dispositive power 0; aggregate amount beneficially owned 3,306,885 (2.1% of the class)
  Comment: (1) All share amounts include shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
  
  (2) Percent of Class Represented is based on 157,193,793 shares of Class A Common Stock outstanding on December 19, 2025 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2024 May GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2024 May GRAT may be deemed to beneficially own would be approximately 1.2 percent. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2024 May GRAT beneficially owns equity securities of EchoStar representing approximately 2.3 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).
- Ergen Two-Year July 2024 SATS GRAT (CIK 0002030396): type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,561,842; shared voting power 0; sole dispositive power 18,561,842; shared dispositive power 0; aggregate amount beneficially owned 18,561,842 (10.6% of the class)
  Comment: (1) All share amounts include shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
  
  (2) Percent of Class Represented is based on 157,193,793 shares of Class A Common Stock outstanding on December 19, 2025 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2024 July GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2024 July GRAT may be deemed to beneficially own would be approximately 6.4 percent. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2024 July GRAT beneficially owns equity securities of EchoStar representing approximately 12.6 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).
- Ergen Two-Year May 2025 SATS GRAT (CIK 0002070254): type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 25,000,000; shared voting power 0; sole dispositive power 25,000,000; shared dispositive power 0; aggregate amount beneficially owned 25,000,000 (13.7% of the class)
  Comment: (1) All share amounts include shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
  
  (2) Percent of Class Represented is based on 157,193,793 shares of Class A Common Stock outstanding on December 19, 2025 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2025 May GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2025 May GRAT may be deemed to beneficially own would be approximately 8.7 percent. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2025 May GRAT beneficially owns equity securities of EchoStar representing approximately 17.0 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).
- Ergen Two-Year June 2025 SATS GRAT (CIK 0002076356): type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 16,800,000; shared voting power 0; sole dispositive power 16,800,000; shared dispositive power 0; aggregate amount beneficially owned 16,800,000 (9.7% of the class)
  Comment: (1) All share amounts include shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
  
  (2) Percent of Class Represented is based on 157,193,793 shares of Class A Common Stock outstanding on December 19, 2025 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2025 June GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2025 June GRAT may be deemed to beneficially own would be approximately 5.8 percent. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2025 June GRAT beneficially owns equity securities of EchoStar representing approximately 11.4 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).
- Ergen Two-Year July 2025 SATS GRAT: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (4.8% of the class)
  Comment: (1) All share amounts include shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
  
  (2) Percent of Class Represented is based on 157,193,793 shares of Class A Common Stock outstanding on December 19, 2025 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2025 July GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2025 July GRAT may be deemed to beneficially own would be approximately 2.8 percent. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2025 July GRAT beneficially owns equity securities of EchoStar representing approximately 5.4 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).
- Telluray Holdings, LLC (CIK 0001747721): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 59,942,448; shared voting power 0; sole dispositive power 59,942,448; shared dispositive power 0; aggregate amount beneficially owned 59,942,448 (27.9% of the class)
  Comment: (1) All share amounts include shares of Class A Common Stock and Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. Totals consist of: (i) 2,350,696 shares of Class A Common Stock; and (ii) 57,591,752 shares of Class B Common Stock, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.
  
  (2) Percent of Class Represented is based on 157,193,793 shares of Class A Common Stock outstanding on December 19, 2025 and assuming conversion of only the shares of Class B Common Stock beneficially owned by Telluray Holdings into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Telluray Holdings may be deemed to beneficially own would be approximately 20.8 percent. Because each share of Class B Common Stock is entitled to 10 votes per share, Telluray Holdings beneficially owns equity securities of EchoStar representing approximately 39.3 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock). Pursuant to the Amended Support Agreement dated as of October 2, 2023 (see Exhibit E), Telluray Holdings and certain other Reporting Persons have agreed not to vote, or cause or direct to be voted, the Class A Common Stock beneficially owned by them, other than with respect to any matter presented to the holders of Class A Common Stock on which holders of Class B Common Stock are not entitled to vote, for three years following the closing of the merger between EchoStar and DISH. As a result, Telluray Holdings' effective total voting power in such circumstances as of December 19, 2025 is approximately 39.2 percent.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: EchoStar CORP
Address of issuer's principal executive offices: 9601 South Meridian Boulevard, Englewood, Colorado (CO), 80112

## Item 2. Identity and Background
Name of person filing:
Items 2(a)-(f) are amended and restated as follows:

Charles W. Ergen

Cantey M. Ergen

Ergen Two-Year December 2023 SATS GRAT (the "2023 December GRAT")

2024 May GRAT

2024 July GRAT

2025 May GRAT

2025 June GRAT

2025 July GRAT

Telluray Holdings
Residence or business address:
The principal address for all Reporting Persons except Telluray Holdings, LLC is 9601 S. Meridian Blvd., Englewood, Colorado 80112.

The principal address for Telluray Holdings is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001.
Present principal occupation or employment:
Mr. Ergen's principal occupation is Chairman, President and Chief Executive Officer of EchoStar.

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of EchoStar.

All of the GRATs listed in 2(a) were formed under the laws of the State of Colorado and their principal business is to hold a portion of the assets and estate of Mr. Ergen.

Telluray Holdings is a limited liability company organized under the laws of the State of Wyoming and its principal business is to hold a portion of the assets and estate of Mr. Ergen and to hold certain assets of certain trusts established for the benefit of his family.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons in 2(a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons listed in 2(a) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows: As described in Item 4 below, on December 22, 2025, the 2023 December GRAT contributed 16,978,158 shares of Class B Common Stock to Telluray Holdings in exchange for membership units in Telluray Holdings. Also on December 22, 2025, certain trusts established by Mr. Ergen for the benefit of his family contributed 5,422,728 shares of Class B Common Stock to Telluray Holdings in exchange for membership units in Telluray Holdings. Mr. Ergen and Mrs. Ergen are the managers of Telluray Holdings. As a manager of Telluray Holdings, Mrs. Ergen has sole voting power over the shares of Class B Common Stock held by Telluray Holdings. As managers of Telluray Holdings, Mr. Ergen and Mrs. Ergen share dispositive power over the shares of Class B Common Stock held by Telluray Holdings.

The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes. Such Class A Common Stock may be acquired with personal funds or funds borrowed by the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

During the fourth quarter of each year, Mr. Ergen receives an annuity amount from the 2023 December GRAT, assuming that the 2023 December GRAT has not expired. The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution. In addition to shares of Class B Common Stock, the annuity payments (and their associated timing) may include, and be based upon, amounts generated from the holdings of the 2023 December GRAT including, among other things, stock recapitalizations or dividends paid or payable with respect to the shares of Class B Common Stock held by the 2023 December GRAT. On December 22, 2025, the 2023 December GRAT: (i) distributed 2,060,220 shares of Class B Common Stock held by the 2023 December GRAT to Mr. Ergen as an annuity payment; and (ii) contributed the remaining 16,978,158 shares of Class B Common Stock held by the 2023 December GRAT to Telluray Holdings, and the 2023 December GRAT expired in accordance with its terms.

As described in Item 3 above, also on December 22, 2025, certain trusts established by Mr. Ergen for the benefit of his family contributed 5,422,728 shares of Class B Common Stock to Telluray Holdings in exchange for membership units in Telluray Holdings.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(e) are hereby amended and supplemented as follows:

This filing is for the cumulative share holdings of an affiliated group as of the close of business on December 22, 2025. See Items 11 and 13 of the cover pages to this Amendment No. 63 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons. The Reporting Persons' beneficial ownership of shares of Class A Common Stock excludes 313,649 shares of Class A Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family. Mr. Ergen and Mrs. Ergen disclaim beneficial ownership of the 2,350,696 shares of Class A Common Stock and 57,591,752 shares of Class B Common Stock held by Telluray Holdings, except to the extent of their pecuniary interest. Mr. Ergen disclaims beneficial ownership of the 1,551,355 shares of Class A Common Stock held by CONX, except to the extent of his pecuniary interest.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 through 10 of the cover pages to this Amendment No. 63 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar in the last sixty days other than: (i) as described herein; (ii) Mr. Ergen's gift (for no consideration) of 120,000 shares of Class A Common Stock on November 28, 2025; and (iii) Mr, Ergen's gifts (for no consideration) of 11,821 shares of Class A Common Stock on December 26, 2025.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As described in Item 4 above, on December 22, 2025, the 2023 December GRAT: (i) distributed 2,060,220 shares of Class B Common Stock held by the 2023 December GRAT to Mr. Ergen as an annuity payment; and (ii) contributed the remaining 16,978,158 shares of Class B Common Stock held by the 2023 December GRAT to Telluray Holdings, and the 2023 December GRAT expired in accordance with its terms.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

Except as disclosed below, none of Mr. Ergen, Mrs. Ergen, the 2024 May GRAT, the 2024 July GRAT, the 2025 May GRAT, the 2025 June GRAT, the 2025 July GRAT or Telluray Holdings is a party to any contracts, arrangements, understandings or relationships, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Each of the trust agreements for the 2024 May GRAT, the 2024 July GRAT, the 2025 May GRAT, the 2025 June GRAT and the 2025 July GRAT contains an irrevocable provision that provides that the trustee will not dispose of any shares of EchoStar held by the 2024 May GRAT, the 2024 July GRAT, the 2025 May GRAT, the 2025 June GRAT or the 2025 July GRAT, respectively, unless a Change of Control Event occurs. If a Change of Control Event occurs, the trustee of each of the 2024 May GRAT, the 2024 July GRAT, the 2025 May GRAT, the 2025 June GRAT and the 2025 July GRAT will have sole discretion with respect to the disposition of any shares of EchoStar held by the 2024 May GRAT, the 2024 July GRAT, the 2025 May GRAT, the 2025 June GRAT and the 2025 July GRAT, respectively.

A 'Change of Control Event' will occur if: (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50 percent) of the total equity interests of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of EchoStar are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50 percent) of the total voting power of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests such that he owns beneficially less than 50 percent of the total equity interests that he owned beneficially immediately following the grant of shares to the 2024 May GRAT, the 2024 July GRAT, the 2025 May GRAT, the 2025 June GRAT or the 2025 July GRAT, as applicable.

For purposes of the definition of 'Change of Control Event'

'Continuing Director' means, as of any date of determination, any member of the Board of Directors of EchoStar who: (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

'Equity Interest' means any capital stock of EchoStar and all warrants, options or other rights to acquire capital stock of EchoStar (but excluding any debt security that is convertible into, or exchangeable for, capital stock of EchoStar).

'Related Party' means, (a) Charles W. Ergen's spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80 percent) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen's shares of EchoStar are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Agreement of Joint Filing (incorporated by reference from Exhibit A to the Reporting Person's Schedule 13D dated July 29, 2025 and filed with the Securities and Exchange Commission on July 31, 2025)

Exhibit B: Power of Attorney for Charles W. Ergen (incorporated by reference from Exhibit B to the Reporting Person's Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C: Power of Attorney for Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person's Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit D: Power of Attorney for Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person's Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit E: Amended and Restated Support Agreement dated as of October 2, 2023 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of EchoStar Corporation dated October 3, 2023 and filed with the Securities and Exchange Commission on October 3, 2023 (File No. 001-33807))

Exhibit F: Power of Attorney for Two-Year December 2023 SATS GRAT (incorporated by reference from Exhibit K to the Reporting Person's Schedule 13D dated December 22, 2023 and filed with the Securities and Exchange Commission on December 27, 2023)

Exhibit G: Registration Rights Agreement, dated as of December 31, 2023, among EchoStar Corporation, Charles W. Ergen, Cantey M. Ergen and other signatories thereto (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of EchoStar Corporation dated December 31, 2023 and filed with the Securities and Exchange Commission on January 2, 2024 (File No. 001-33807))

Exhibit H: Power of Attorney for Two-Year May 2024 SATS GRAT (incorporated by reference from Exhibit M to the Reporting Person's Schedule 13D dated May 13, 2024 and filed with the Securities and Exchange Commission on May 15, 2024)

Exhibit I: Power of Attorney for Two-Year July 2024 SATS GRAT (incorporated by reference from Exhibit M to the Reporting Person's Schedule 13D dated July 10, 2024 and filed with the Securities and Exchange Commission on July 12, 2024)

Exhibit J: Power of Attorney for Two-Year May 2025 SATS GRAT (incorporated by reference from Exhibit L to the Reporting Person's Schedule 13D dated May 13, 2025 and filed with the Securities and Exchange Commission on May 15, 2025)

Exhibit K: Power of Attorney for Two-Year June 2025 SATS GRAT (incorporated by reference from Exhibit L to the Reporting Person's Schedule 13D dated June 26, 2025 and filed with the Securities and Exchange Commission on June 30, 2025)

Exhibit L: Power of Attorney for Two-Year July 2025 SATS GRAT (incorporated by reference from Exhibit L to the Reporting Person's Schedule 13D dated July 29, 2025 and filed with the Securities and Exchange Commission on July 31, 2025)

## Signatures
- Charles W. Ergen: /s/ Robert J. Hooke, Charles W. Ergen by Robert J. Hooke, attorney-in-fact (12/29/2025)
- Cantey M. Ergen: /s/ Robert J. Hooke, Cantey M. Ergen by Robert J. Hooke, attorney-in-fact (12/29/2025)
- Ergen Two-Year December 2023 SATS GRAT: /s/ Robert J. Hooke, Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact (12/29/2025)
- Ergen Two-Year May 2024 SATS GRAT: /s/ Robert J. Hooke, Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact (12/29/2025)
- Ergen Two-Year July 2024 SATS GRAT: /s/ Robert J. Hooke, Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact (12/29/2025)
- Ergen Two-Year May 2025 SATS GRAT: /s/ Robert J. Hooke, Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact (12/29/2025)
- Ergen Two-Year June 2025 SATS GRAT: /s/ Robert J. Hooke, Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact (12/29/2025)
- Ergen Two-Year July 2025 SATS GRAT: /s/ Robert J. Hooke, Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact (12/29/2025)
- Telluray Holdings, LLC: /s/ Robert J. Hooke, Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact (12/29/2025)